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                                                                     EXHIBIT 2.3


                            INDEMNIFICATION AGREEMENT

        Indemnification Agreement, dated as of March 29, 2000, by and among VERITAS Software Corporation, a Delaware corporation ("Veritas"), Seagate Technology, Inc., a Delaware corporation ("Seagate"), Suez Acquisition Company (Cayman) Limited, a limited company organized under the laws of the Cayman Islands ("SAC"), and each Person who executes a Joinder Agreement (as defined below) pursuant to Section 4(f) hereof.

        WHEREAS, Seagate has determined to sell to SAC (the "Stock Purchase") all of the outstanding shares of capital stock of the Sold Subsidiaries (as defined below) pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") between Seagate and SAC, dated as of the date hereof;

        WHEREAS, Seagate, Veritas and Victory Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Veritas ("Victory Sub"), have previously entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") dated as of the date hereof, providing for the merger of Victory Sub with and into Seagate (the "Merger");

        WHEREAS, consummation of the Stock Purchase is a condition precedent to the consummation of the Merger;

        WHEREAS, it is a condition precedent to the consummation of the Stock Purchase and the Merger that this Indemnification Agreement shall be in full force and effect; and

        WHEREAS, the parties to this Agreement have determined that it is necessary and desirable to set forth certain agreements that will govern various tax matters, indemnity matters and other matters that may arise in connection with the Stock Purchase and the Merger.

        NOW, THEREFORE, in consideration of the premises and of the mutual agreements, provisions and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

        SECTION 1. Definitions. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Stock Purchase Agreement. The following terms shall have the following definitions:

        "Financing Agreements" means the documents, instruments and agreements evidencing the Financing as the same may be amended, refinanced, replaced, modified or supplemented from time to time.

        "Loss" or "Losses" means any losses, claims, damages, deficiencies, liabilities, costs obligations, fines, penalties and expenses of any nature whatsoever (including reasonable expenses of investigation and reasonable attorney's fees and disbursements).


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        "Material Adverse Effect" means a material adverse change in or effect with respect to the business, results of operations, properties, financial condition or prospects of SAC and its Subsidiaries, taken as a whole.

        "Person" means any individual, corporation, partnership, joint venture, limited liability company, association or other business entity.

        "Pre-Purchase Tax Period" means any Tax Period ending on or before the end of the date of the Stock Purchase.

        "Pre-Purchase Taxes" shall mean (i) all liability for Taxes of Seagate and the Retained Subsidiaries for Pre-Purchase Tax Periods and (ii) all liability of Seagate and the Retained Subsidiaries for the Pre-Purchase portion of Taxes of such companies attributable to any Straddle Period as determined in accordance with Section 6(b) hereof, provided, however, that Taxes in respect of any transactions as of the date hereof undertaken at the written direction of Veritas shall be excluded.

        "Retained Subsidiary" means any Subsidiary of Seagate that is not a Sold Subsidiary.

        "SAC Indemnitor" means SAC and each Person who executes a Joinder Agreement pursuant to Section 4(f) hereof.

        "Stock Purchase Date" shall mean the date of the Stock Purchase.

        "Straddle Period" shall mean a taxable period of Seagate or a Retained Subsidiary that begins before the Stock Purchase Date and ends after the Stock Purchase Date.

        "Tax" or "Taxes" means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including, without limitation, withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any governmental authority (a "Taxing Authority") responsible for the imposition of any such tax (domestic or foreign), (ii) liability for the payment of any amounts of the type described in clause (i) above as a result of Seagate or any of its Subsidiaries, including the Sold Subsidiaries, being a member prior to the Stock Purchase Date of an affiliated, consolidated, combined or unitary group, or being a party to any agreement or arrangement entered into prior to the Stock Purchase Date as a result of which liability of Seagate or any of its Subsidiaries, including the Sold Subsidiaries, to a Taxing Authority is determined or taken into account with reference to the liability of any other person, (iii) liability of Seagate or any of its Subsidiaries, including the Sold Subsidiaries, for the payment of any amount as a result of being party to any tax sharing agreement or arrangement entered into prior to the Stock Purchase Date, or with respect to the payment of any amount of the type described in clause (i) or (ii) above as a result of any express or implied obligation arising prior to the Stock Purchase Date to indemnify any other Person and (iv) liability of Seagate or any of its Subsidiaries, including the Sold Subsidiaries, as a result of any express or implied obligation arising prior to the Stock Purchase Date to pay any Taxes of any Person or to "gross up" any Person for income received or deemed received as a result of any other Person paying Tax Liabilities of such Person.

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        SECTION 2. Representations and Warranties of the SAC Indemnitors. The
SAC Indemnitors jointly and severally represent and warrant to Veritas as of the date hereof, as of the Closing Date and as of the date of each Joinder Agreement as follows, each of which such representations and warranties shall survive the Closing Date:

        (a) Organization and Authority of the SAC Indemnitors. Each of the SAC Indemnitors is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all necessary corporate power and authority to enter into this Agreement, the Stock Purchase Agreement and each Joinder Agreement to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Stock Purchase Agreement by SAC and each Joinder Agreement by each Person who executes such Agreement, the performance by the SAC Indemnitors of their respective obligations hereunder and thereunder and the consummation by the SAC Indemnitors of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the SAC Indemnitors. This Agreement and the Stock Purchase Agreement have been, and each Joinder Agreement will be, duly executed and delivered by the SAC Indemnitor party thereto, and (assuming due authorization, execution and delivery by each of the other respective parties thereto) each of this Agreement, the Stock Purchase Agreement and each Joinder Agreement constitutes or, when executed and delivered in accordance with the terms hereof, will constitute a legal, valid and binding obligation of the SAC Indemnitor Party thereto enforceable against the SAC Indemnitor party thereto in accordance with its terms.

        (b) No Conflict. The execution, delivery and performance of this Agreement and the Stock Purchase Agreement by SAC and each Joinder Agreement by each Person who executes such Agreement does not and will not after giving effect to the transactions contemplated by the Stock Purchase Agreement and the Financing (i) violate, conflict with or result in the breach of any provision of the charter or by-laws (or similar organizational documents) of any SAC Indemnitor, (ii) violate or conflict with any provision of law, or any order, judgment or decree of any court or other governmental or other regulatory authority applicable to any SAC Indemnitor or (iii) violate, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would constitute a default) under any material contract, lease, loan agreement, mortgage, security agreement, trust indenture or other agreement or instrument to which any SAC Indemnitor is a party or by which any SAC Indemnitor is bound or to which any SAC Indemnitor's properties or assets is subject or (iv) result in the creation of any lien, charge or encumbrance of any kind whatsoever on any of the properties or assets of any SAC Indemnitor.

        (c) Consents and Approvals. The execution, delivery and performance of this Agreement and the Stock Purchase Agreement by SAC and each Joinder Agreement by each Person who executes such Agreement does not and will not require any material consent, approval, authorization, waiver or other order of, action by, filing with or notification to any governmental or regulatory authority, domestic or foreign, except as will be made or obtained prior to Closing by the SAC Indemnitor party thereto and remains in full force and effect.


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        SECTION 3. Representations and Warranties of Veritas. Veritas represents and warrants to SAC as of the date hereof and as of the Closing Date as follows, each of which such representations and warranties shall survive the Closing
Date:

        (a) Organization and Authority of Veritas. Veritas is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all necessary corporate power and authority to enter into this Agreement and the Merger Agreement, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Merger Agreement by Veritas, the performance by Veritas of its obligations hereunder and thereunder and the consummation by Veritas of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Veritas. This Agreement and the Merger Agreement have been duly executed and delivered by Veritas, and (assuming due authorization, execution and delivery by each of the other respective parties hereto and thereto) this Agreement and the Merger Agreement constitute legal, valid and binding obligations of Veritas enforceable against Veritas in accordance with their terms.

        (b) No Conflict. The execution, delivery and performance of this Agreement and the Merger Agreement by Veritas does not and will not (i) violate, conflict with or result in the breach of any provision of the charter or by-laws of Veritas, (ii) violate or conflict with any provision of law, or any order, judgment or decree of any court or other governmental or other regulatory authority applicable to Veritas or (iii) violate, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would constitute a default) under any material contract, lease, loan agreement, mortgage, security agreement, trust indenture or other agreement or instrument to which Veritas is a party or by which Veritas is bound or to which any of Veritas properties or assets is subject or (iv) result in the creation of any lien, charge or encumbrance of any kind whatsoever on any of the properties or assets of Veritas.

        (c) Consents and Approvals. The execution, delivery and performance of this Agreement and the Merger Agreement by Veritas does not and will not require any material consent, approval, authorization, waiver or other order of, action by, filing with or notification to any governmental or regulatory authority, domestic or foreign, except as has been made or obtained prior to Closing by Veritas and remains in full force and effect.

        SECTION 4.  Certain Covenants.

        (a) Access to Books and Records of SAC; Financial Statements and Reports. Upon the request of Veritas, SAC shall provide to representatives of Veritas and its Affiliates reasonable access to its books and records and shall cause its auditors to provide to the auditors of Veritas and its Affiliates reasonable access to SAC's auditors' work papers. For as long as SAC is required to do so, SAC shall provide Veritas with copies of any annual or quarterly financial statements and reports that it is required to deliver to the lenders providing senior financing in the Financing, and any requests for waivers of any term or provisions in the Financing Documents, in each case, at the same times provided for in the Financing Agreements.

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The provisions contained in this Section 4(a) shall terminate and be of no further effect from and after the fifth anniversary of the Stock Purchase Date.

        (b) Retention of Documents. Subject to Section 6(f) hereof, each of the SAC Indemnitors agrees that it will preserve all documentation relating to the transactions contemplated by the Stock Purchase Agreement or this Agreement and each of Veritas and Seagate agrees that it will preserve all documentation relating to (i) Seagate, the Sold Subsidiaries, and the Retained Subsidiaries for any Pre-Purchase Tax Period and any Straddle Period, and (ii) the Merger Agreement, Designated Assets and Designated Liabilities (other than documentation transferred to SAC pursuant to the terms of the Stock Purchase Agreement), in each case to the extent required by applicable law or by such party's document retention policies, whichever is longer, as in effect from time to time. The provisions contained in this Section 4(b) shall terminate and be of no further effect from and after the eighth anniversary of the Stock Purchase Date.

        (c) Notice of Certain Events. SAC shall promptly, but in no event more than five business days after receiving notification or obtaining knowledge thereof, provide written notice to Veritas of any event which would have a Material Adverse Effect or materially impair the ability of any SAC Indemnitor to perform fully its obligations hereunder.

        (d) Conduct of Business. Upon and after the Closing Date, SAC will preserve, renew and keep in full force and effect its corporate existence and take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of its business.

        (e) Financing Agreements. Prior to the Closing, SAC shall furnish to Veritas true and complete copies of the Financing Agreements and, promptly following any amendments thereto, true and complete copies of such amendments. The provisions contained in this Section 4(e) shall terminate and be of no further effect from and after the fifth anniversary of the Stock Purchase Date.

        (f) Joinder Agreements. On the Closing Date, SAC shall cause each of the Sold Subsidiaries to execute and deliver to Veritas a Joinder Agreement in the form of Annex I hereto (a "Joinder Agreement"). Thereafter, SAC shall cause any Person that becomes a Subsidiary of SAC to, on the date such Person becomes a Subsidiary of SAC, execute and deliver to Veritas a Joinder Agreement. Any Person executing a Joinder Agreement shall, upon executing the same, deliver to Veritas a certified copy of the charter and by-laws, or similar organizational documents, of such Person together with resolutions of the Board of Directors (or comparable governing body) of such Person approving the execution and delivery of the Joinder Agreement.

        SECTION 5. Indemnification. In addition to the obligations of the parties contained in Section 6 hereof, from and after the Closing Date:

        (a) Each of the SAC Indemnitors jointly and severally agrees to indemnify, defend and hold harmless Veritas and Seagate and their respective Affiliates including the Retained Subsidiaries (the "Veritas Indemnitees") from and against any and all Losses as they are incurred

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or suffered by any Veritas Indemnitee arising out of or in connection with or related to (but only to the extent arising out of or in connection with or related to):

               (i) all Liabilities (other than Designated Liabilities and other than in respect of Taxes, which are the subject of Section 6 hereof) arising out of or related to (A) the ownership, operations or conduct by Seagate and its predecessors or Affiliates (other than Veritas and its Subsidiaries) of their respective businesses, properties, assets or liabilities on or prior to the Closing Date, or (B) the ownership, operations or conduct by SAC or any of its Subsidiaries of their respective businesses, properties, assets or liabilities from and after the Closing Date;

               (ii) the enforcement by the Veritas Indemnitees of their respective rights under this Agreement;

               (iii) any breach by SAC of any agreement, obligation, covenant, representation or warranty contained in this Agreement, the Stock Purchase Agreement or any agreement or document entered into in connection therewith or delivered pursuant thereto to which SAC is a party.

        (b) Veritas and Seagate agree to indemnify, defend and hold harmless SAC and each of its Subsidiaries from and against any and all Losses, as they are incurred or suffered by SAC or its Subsidiaries, arising out of or in connection with or related to (but only to the extent arising out of or in connection with or related to):

               (i) all Designated Liabilities;

               (ii) all Liabilities of or related to the ownership, operations or conduct by Seagate or the Retained Subsidiaries of their respective businesses, properties, assets or liabilities subsequent to the Closing Date;

               (iii) the enforcement by SAC and its Subsidiaries of their respective rights under this Agreement; and

               (iv) any breach by Veritas of any agreement, obligation, covenant, representation or warranty contained in this Agreement, the Merger Agreement or any agreement or document entered into in connection therewith or delivered pursuant thereto to which Veritas is a party.

        SECTION 6. Taxes .

        From and after the Closing Date:

        (a) Each of the SAC Indemnitors jointly and severally agrees to indemnify and hold the Veritas Indemnitees harmless from all Losses (other than Designated Liabilities) attributable to (i) Pre-Purchase Taxes of Seagate and the Retained Subsidiaries, and (ii) Taxes, whenever arising, of the Sold Subsidiaries or attributable to assets transferred to the Sold Subsidiaries in connection with the Stock Purchase and the Merger; provided, however, that the SAC

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Indemnitors shall not be obligated to indemnify the Veritas Indemnitees for any
Taxes attributable to, or arising from, the transactions contemplated by the OD Documents (as defined in the Stock Purchase Agreement), other than the Split and the sale of shares of the capital stock of the Sold Subsidiaries (including any gain from any Section 338(h)(10) election made with respect to such sale).

        (b) For purposes of determining whether Taxes are Pre-Purchase Taxes described in clause 6(a)(i) above, in the case of a Straddle Period of Seagate or a Retained Subsidiary, the SAC Indemnitors shall be solely responsible for all Taxes attributable to the portion of the period ending on, and which includes, the Stock Purchase Date, and Veritas shall be solely responsible for all Taxes attributable to the portion of the period which begins after the Stock Purchase Date. For purposes hereof, the portion of any Tax that is attributable to the portion of a Straddle Period up to and including the Stock Purchase Date shall be (i) in the case of a Tax that is not based on net income, gross income, sales or gross receipts (including real property taxes), the total amount of such Tax for the period in question multiplied by a fraction, the numerator of which is the number of days in the Straddle Period up to and including the Stock Purchase Date, and the denominator of which is the total number of days in such Straddle Period, and (ii) in the case of a Tax that is based on any of net income, gross income, sales or gross receipts, the Tax that would be due with respect to the portion of the Straddle Period through and including the Stock Purchase Date, if such portion of the Straddle Period were a separate taxable period, except that exemptions, allowances, deductions or credits that are calculated on an annual basis (such as the deduction for depreciation or capital allowances) shall be apportioned on a per diem basis.

        The Veritas Indemnitees shall indemnify and hold harmless the SAC Indemnitors from and against (i) any Taxes of Seagate for which the SAC Indemnitors are not obligated to indemnify the Veritas Indemnitees under Section 6(a), and (ii) any Taxes arising out of or attributable to the breach of any representation or covenant contained in this Indemnification Agreement by the Veritas Indemnitees.

        With regard to any Loss for which indemnification is payable hereunder, such payment shall be treated for federal, state, local and foreign tax purposes as an adjustment to the Purchase Price in the Stock Purchase Agreement, unless otherwise required under applicable law. The amount of any such payment shall be net of any Tax on the Indemnified Party arising from such payment and shall be adjusted to take into account any net Tax benefit or net Tax detriment realized by the Indemnified Party that arises from the occurrence of the Loss for which such payment was made; provided that no payment shall be made by the SAC Indemnitors in respect of any Taxes payable by any Veritas Indemnitee in respect of an indemnification payment hereunder (the "Gross-Up Amount") except if and to the extent that the aggregate cumulative taxable income of the Veritas Indemnitees that would otherwise give rise to Gross-Up Amounts exceeds the Available Loss Amount (as reduced from time to time to the extent used to reduce Pre-Purchase Taxes). The "Available Loss Amount" shall mean an amount determined by the Closing Date or as soon as practicable thereafter by a Big Five accounting firm mutually selected by SAC and Veritas as being equal to the best available estimate as of the date of determination of the excess of (x) the aggregate losses of Seagate and its consolidated group arising on or before the Stock Purchase Date or arising from the transactions contemplated by the Stock




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Purchase Agreement or Merger Agreement (but not taking into account any gain or income recognized in respect of the Designated Assets in Parts A, B and C of
Schedule II of the Merger Agreement), including the exercise of options in connection with the Merger or the Stock Purchase Agreement, over (y) the amount of such losses as are estimated will be taken into account in determining the TRA Amount.

        (c)(i) A draft of all Tax Returns relating to Seagate and the Retained Subsidiaries which are to be filed after the Stock Purchase Date, but which relate to a Pre-Purchase Tax Period or Straddle Period, including the federal consolidated income Tax Return of the affiliated group of which Seagate is the common parent for the period ending with the Merger, shall be prepared by Ernst & Young or any other Big Five accounting firm (the "Tax Return Preparer") chosen by SAC. Any such Tax Return shall be prepared in a manner consistent with past practice and without a change of any election or any accounting method. A copy of such draft shall be furnished to Veritas at least 30 days prior to the due date for each such Tax Return for review and comment. Veritas shall be entitled to suggest such revisions to each such Tax Return as it, in its good faith belief, considers appropriate to minimize the risk of an audit adjustment to such Tax Return, which suggestions shall be considered in good faith by SAC. If Veritas reasonably objects to any position taken in such draft Tax Return, Seagate shall amend such draft Tax Return to reflect an alternative position suggested by Veritas, unless Seagate provides Veritas with an opinion from the Tax Return Preparer that there is substantial authority (within the meaning of Section 6662 of the Code and applicable Treasury regulations) to support the initial position. All other decisions regarding Tax Returns shall be made by SAC. Veritas shall execute and file such Tax Returns as so revised on a timely basis and shall pay the Taxes shown due on such Tax Return. SAC will pay over to Veritas the amount of Taxes shown due at least five days prior to the date such Tax Return is to be filed. SAC agrees that it shall be responsible for the preparation and filing of all Tax Returns of the Sold Subsidiaries and pay the Tax shown due thereon.

        (ii) The parties shall cooperate with each other in the preparation of any Tax Return and the conduct of any audit or other proceeding, judicial or administrative (collectively, a "Tax Proceeding"), involving Taxes of Seagate, the Sold Subsidiaries and the Retained Subsidiaries. Veritas and SAC, without charge, shall provide the requesting party with such assistance and documents as may be reasonably requested by such party in connection with the preparation of any return or the conduct of any audit or other Tax Proceeding. Veritas and SAC agree to keep each other fully informed of all matters relating to any Tax Return, or Tax Proceeding, including without limitation any settlement negotiations in the event that such Tax Proceeding may involve Taxes for which an indemnity obligation may arise under this Section 6.

        Notwithstanding anything else to the contrary in this Section 6, the obligations of the SAC Indemnitors pursuant to this Section 6 shall be calculated by assuming no election has been made pursuant to Section 172(b)(3) of the Code, Treasury Regulation section 1.1502-21(b)(3), or any similar or successor provision, to waive the carryback of losses arising from the exercise of options in connection to the Merger or the Stock Purchase or any losses arising on or before the Stock Purchase Date and by assuming that all losses, credits and other tax attributes are used in the order provided under the applicable provisions of the Code and Treasury Regulations.


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        (d)(i) If a claim in respect of Taxes (a "Tax Claim") is made or threatened by any Taxing Authority that, if successful, could result in an indemnity obligation under Section 6, Veritas shall promptly notify SAC, stating the nature and basis of such claim and the amount thereof, to the extent known. Failure to give such notice shall not relieve the SAC Indemnitors from any liability that they may have on account of this indemnification or otherwise, except to the extent that the SAC Indemnitors are materially prejudiced in the defense of such claim thereby. SAC will have the right, at its option, upon timely notice to Veritas, to assume at its own expense control of any audit or other defense of such Tax Claim with its own counsel, and by assuming such control will be deemed to have acknowledged its indemnification liability for such claim. SAC's right to control such a Tax Claim will be limited to issues in respect of which amounts in dispute would be paid by the SAC Indemnitors or for which the SAC Indemnitors would be liable pursuant to Section 6. Costs of such Tax Claims are to be borne by the SAC Indemnitors unless the Tax Claim relates to a Straddle Period.

               (ii) In the case of any Tax Proceeding involving liability for Tax of Seagate, a Retained Subsidiary or any Sold Subsidiary for which Seagate or a Retained Subsidiary could be liable if such Tax were unpaid (without regard to any indemnity obligation of SAC), (A) Veritas at its expense and through counsel of its choosing, shall have the right to observe all hearings, trials and other proceedings, attend all settlement and other conferences and receive copies of all material briefs and submissions and (B) notwithstanding the control rights granted to SAC in clause (i) above, Veritas shall have the right to control the Tax Proceeding and make all decisions in respect thereof in the case of any Tax proceeding involving the liability for Tax of Seagate or the Retained Subsidiaries if Veritas waives its right to obtain indemnity under this
Section 6.

        (e) If the parties disagree as to the amount of any payment to be made under or on any other matter arising under this Section 6, the parties shall attempt in good faith to resolve such dispute, and any agreed-upon amount shall be paid to the appropriate party. If such dispute is not resolved within 15 days following written notice from any party hereto to an other party hereto that a dispute subject to this subsection (f) exists, then the parties shall jointly retain an independent accounting firm to resolve the dispute. If and to the extent that a dispute presents legal issues, the independent accounting firm shall have authority to consult an independent law firm. The fees of the independent accounting firm and the independent law firm shall be borne by the party that does not substantially prevail in the dispute; the independent accounting firm shall make a determination regarding liability for expenses. The decision of such independent accounting firm and/or the independent law firm shall be rendered within ten (10) days following final submissions by the parties to such firm and shall be final and binding on all parties; provided, however, that if there is a subsequent adjudication or other determination of a fact or matter assumed, but not decided in the decision of such accounting firm or law firm, the decision of such accounting firm or law firm shall be appropriately adjusted and the parties shall adjust the payments made accordingly. Following the decision of the independent accounting firm and/or the independent law firm, the parties shall each take or cause to be taken any action that is necessary or appropriate to implement such decision of the independent accounting firm and/or the independent law firm.

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        (f) Notwithstanding any other provision of this Agreement, Veritas, on the one hand, and SAC, on the other hand, shall retain all Tax Returns, schedules and workpapers, and all material records or other documents relating thereto, until the later of (i) sixty (60) days following the expiration of the statute of limitations (including extensions, waivers and mitigations thereof) of the taxable years to which such Tax Returns and other documents relate or
(ii) one hundred twenty (120) days after the delivery of notice to the other party to the effect that it shall dispose of such Tax Returns or other documents, unless it is requested by such party within one hundred twenty (120) days of delivery of such notice (with which request it shall comply within thirty (30) days of receipt) that it transfer such Tax Returns or other documents to such other party. Any information obtained under this Section 6 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting any audit or other proceeding.

        SECTION 7. Termination of Tax Sharing Agreement. All tax sharing or similar agreements (if any) between Seagate and its Affiliates, on the one hand, and the Sold Subsidiaries, on the other, are terminated as of the Closing Date without any further liability to any party thereto and shall be of no further force and effect. All claims for indemnification for Taxes between the parties shall be made and resolved in accordance with the terms of this Agreement.

        SECTION 8.  [Reserved]

        SECTION 9.  Indemnification Procedure.

        (a) Except as may be otherwise provided pursuant to Section 6 hereof, any party entitled to indemnification hereunder (each, an "Indemnified Party") shall, with respect to claims asserted against any such Indemnified Party by any third party (a "Third-Party Claim"), give written notice to the party against whom indemnification is sought (the "Indemnifying Party") of any liability which might give rise to a claim for indemnity hereunder within thirty (30) days of the receipt of any written claim or notice from any such third party, but no later than twenty (20) days prior to the date any answer, responsive pleading or other response may be due with respect thereto, and with respect to any other matter for which any Indemnified Party may seek indemnification hereunder, the Indemnified Party shall give prompt written notice to the Indemnifying Party of any liability which might give rise to a claim for indemnity; provided, however that any failure to give such notice will not release the Indemnifying Party from its obligations hereunder except to the extent that the rights of the Indemnifying Party are materially prejudiced thereby.

        (b) Except with respect to claims governed by Section 6 hereof which shall be governed by the provisions thereof, the Indemnifying Party, upon receipt of such notice, shall be entitled to participate in or, at the Indemnifying Party's option, assume at its own expense the defense, appeal or settlement of such Third-Party Claim with respect to which such indemnity has been invoked with counsel of its own choosing (who shall be reasonably satisfactory to the Indemnified Party); provided, however, that if the Indemnifying Party assumes the defense, appeal or settlement of such Third-Party Claim, (i) the Indemnified Party shall be entitled to employ one counsel to represent itself if an actual conflict of interest exists in the opinion of counsel to the Indemnified Party between the Indemnifying Party and the Indemnified Party in respect of such Third-Party Claim and in that event and only in that event the reasonable fees and expenses of such counsel shall be paid by the Indemnifying Party (it being understood that all Indemnified Parties may employ not more than one counsel to represent them at the expense of the Indemnifying Party) and (ii) the Indemnified Party shall nevertheless be entitled to participate in (but not direct) the defense thereof with counsel of its own choice and, subject to clause (i) above, at its own expense. Any Indemnified Party is hereby authorized prior to the date on which it receives written notice from the Indemnifying Party that it intends to assume the defense, appeal or settlement of such Third-Party Claim, to file any motion, answer or other pleading and take such other action which it shall reasonably deem necessary to protect its interest or that of the Indemnifying Party until the date on which the Indemnified Party receives such notice from the Indemnifying Party.

        (c) No claim or demand may be settled by the Indemnified Party without the consent of the Indemnifying Party, which consent shall not be unreasonably delayed or withheld. Unless the claim or demand seeks only dollar damages (all of which are to be paid by the Indemnifying Party), no such claim or demand may be settled by the Indemnifying Party without the consent of the Indemnified Party, which consent shall not be unreasonably delayed or withheld.

        (d) The parties agree to cooperate in defending such Third-Party Claims and the Indemnified Party shall provide such cooperation and such access to its books, records and properties as the Indemnifying Party may reasonably request with respect to any matter for which indemnification is sought hereunder, and the parties hereto agree to cooperate with each other in order to insure the proper and adequate defense thereof.

        (e) With regard to Third-Party Claims for which indemnification is payable hereunder, indemnification shall be paid by the Indemnifying Party within five (5) business days following the earlier to occur of:

               (i) entry of a final non-appealable judgment by a court of competent jurisdiction or arbitration panel against an Indemnified Party which has not been stayed pending appeal; or

               (ii) a settlement of the claim, in accordance with the terms of such settlement.

        With regard to any claim for Taxes subject to Section 6 hereof, indemnification shall be paid by the SAC Indemnitees within five (5) business days following receipt by SAC of written notice from Veritas stating that any amount subject to indemnification under such Section 6 has been paid by Veritas and the amount thereof and the indemnity payment requested.

        With regard to any other claim for which indemnification is payable hereunder, indemnification shall be paid promptly by the Indemnifying Party upon demand by the Indemnified Party but in any event within thirty (30) business days following any such demand, provided that any such demand shall include a reasonably detailed description of the claims giving rise to such demand.

        (f) The Indemnifying Parties agree to reimburse the Indemnified Parties for any indemnifiable Losses under the provisions of this Agreement as such Losses are incurred, provided, however, that if it is finally determined that any Indemnified Party was not entitled to any amount paid as indemnity with respect to such Losses, such Indemnified Party shall promptly refund all amounts to which such Indemnified Party was not entitled to the Indemnifying Parties that paid such amounts.

        SECTION 10. No Contribution. The Indemnifying Parties shall not be entitled to seek or obtain any contribution, reimbursement or other participation, direct or indirect, from any Indemnified Party in respect of any payment made or to be made by any Indemnifying Party hereunder or arising out of this Agreement, notwithstanding the fact that the Loss for which any Indemnifying Party is liable results from or is contributed to by any breach by any Indemnified Party or any misrepresentation by any Indemnified Party contained in the Merger Agreement, the Stock Purchase Agreement, this Agreement or any agreement, document, instrument or schedule referred to herein or therein or contemplated hereby or thereby.

        SECTION 11. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect; provided, however that if any mutual covenant contained herein is declared invalid or unenforceable with respect to Veritas and its Affiliates (including Seagate and any Retained Subsidiary following the Closing), on the one hand, or SAC and its Affiliates, on the other hand, by any court of competent jurisdiction or governmental authority, such mutual covenant shall become invalid or unenforceable with respect to the opposite group to such covenant and provided further, that this Section 11 shall not be construed to affect any other rights of any party hereto under applicable principles of contract law, including without limitation the principles of failure of consideration and mutual dependency.

        SECTION 12. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by verified telecopy, by expedited delivery service (such as Federal Express) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

                      (i)    if to Veritas (and, after Closing, Seagate), to:

                             VERITAS Software Corporation
                             1600 Plymouth Street
                             Mountain View, California  94043
                             Attention: General Counsel
                             Facsimile: 650-526-2581
                             Telephone: 650-335-8000
                       with a copy to:

                             Willkie Farr & Gallagher
                             787 Seventh Avenue
                             New York, NY  10019
                             Attention: Michael A. Schwartz, Esq.
                             Facsimile: 212-728-8111
                             Telephone: 212-728-8000

                      (ii)   if to Seagate (prior to Closing), to:

                             Seagate Technology, Inc.
                             920 Disc Drive
                             P.O. Box 66360
                             Scotts Valley, California 95067
                             Attention: General Counsel
                             Facsimile: 831-438-6675
                             Telephone: 831-439-5370

                      with a copy to:

                             Wilson Sonsini Goodrich & Rosati
                             Professional Corporation
                             650 Page Mill Road
                             Palo Alto, California 94304-1050
                             Attention: Larry W. Sonsini, Esq.

                             and to:

                             Wilson Sonsini Goodrich & Rosati
                             Professional Corporation
                             One Market Street
                             Spear Tower, Suite 3300
                             San Francisco, California  94105
                             Attention: Michael J. Kennedy, Esq.
                             Facsimile: 415-947-2099
                             Telephone: 415-947-2000


                      (iii)  if to SAC, to:

                             Suez Acquisition Company (Cayman) Limited
                             c/o Silver Lake Partners, L.P.
                             2725 Sand Hill Road
                             Building C, Suite 950

                             Attention: Dave Roux
                             Facsimile: 650-2338125
                             Telephone: 650-233-8121

                      with a copy to:

                             Simpson Thacher & Bartlett
                             425 Lexington Avenue
                             New York, New York  10017-3954
                             Attention: William Curbow, Esq.
                             Facsimile: 212-455-2502
                             Telephone: 212-455-2000

                      and to:

                             TPG Partners III, L.P.
                             201 Main Street, Suite 2420
                             Fort Worth, Texas  76102
                             Attention: Richard A. Ekleberry, Esq.
                             Facsimile: 817-871-4010
                             Telephone: 817-871-4000

                             with a copy to:

                             Cleary, Gottlieb, Steen & Hamilton
                             One Liberty Plaza
                             New York, New York  10006
                             Attention: Paul J. Shim, Esq.
                             Facsimile: 212-225-3999
                             Telephone: 212-225-2000

Such notice shall be effective on the day following receipt of delivery in person, by verified telecopy or by expedited delivery service and shall be effective four days after mailing in accordance with the foregoing. The person to whom notice is to be given, and any address, may be changed from time to time in the manner set forth above (provided that any such change shall be effective only upon receipt thereof).

        SECTION 13. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Venue for any legal action under this Agreement shall be in the federal or state courts located in the State and County of New York, All parties hereunder hereto hereby submit themselves to the jurisdiction of such courts for the purpose of this Agreement and hereby waive trial by jury in any action, counterclaim or proceeding of any kind arising under or out of or in connection with this Agreement, the negotiations leading thereto, the inducements to the parties to enter into this Agreement and to the transactions it contemplates.

        SECTION 14. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

        SECTION 15. Parties-in-Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

        SECTION 16. Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed to be an original, but both of which shall constitute one and the same agreement, provided that at least one counterpart is executed by each party herein named.

        SECTION 17. Successors. All agreements of the parties in this Agreement shall bind their respective successors, provided that upon written request by SAC following the sale of any of its Subsidiaries to an unaffiliated third party, Veritas shall execute and deliver a release of such Subsidiary of its obligations hereunder.

        SECTION 18. Assignment. This Agreement is not assignable by either party hereto without the prior written consent of the other party hereto.

        IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the day and year first above mentioned.

VERITAS SOFTWARE CORPORATION

By:
   -------------------------------------------
Its:
    ------------------------------------------


SEAGATE TECHNOLOGY, INC.

By:
   -------------------------------------------
Its:
    ------------------------------------------



SUEZ ACQUISITION COMPANY (CAYMAN) LIMITED

By:
   -------------------------------------------
Its:
    ------------------------------------------

                                                                         ANNEX I

                               JOINDER AGREEMENT

               Joinder Agreement, dated as of this day of ___________ _____, by and among VERITAS Software Corporation, a Delaware corporation ("Veritas"), Seagate Technology, Inc., a Delaware Corporation ("Seagate"), and the undersigned (an "SAC Indemnitor").

               Reference is made to that certain Indemnification Agreement (the "Indemnification Agreement"), dated as of March __, 2000, by and among Veritas, Seagate, Suez Acquisition Company (Cayman) Limited, a limited company organized under the laws of the Cayman Islands ("SAC"), and the Subsidiaries of SAC from time to time party thereto, as the same may from time to time be amended. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Indemnification Agreement.

               By executing this Joinder Agreement, the SAC Indemnitor hereby agrees to be bound by the terms of the Indemnity Agreement as if it was an original signatory to such Agreement and shall be deemed to be a SAC Indemnitor thereunder.

               IN WITNESS WHEREOF, the parties hereto have executed this Joinder Agreement as of the date first above written.

                                                   [SAC INDEMNITOR]


                                                   -----------------------------
                                                   Name:


Agreed to and Accepted by:

VERITAS SOFTWARE CORPORATION



-----------------------------
Name:
Title:

SEAGATE TECHNOLOGY, INC.



-----------------------------
Name:
Title:


                                      -1-